Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On July 21, 2021, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 50,666,140 shares of common stock (representing 9.81%, as of December 31, 2020) to 50,377,210 shares of common stock (representing 9.75%, as of June 30, 2021). The share ownership of NPS is 9.43% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of June 30, 2021.